June 11, 2012

Michael Clampitt

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	LNB BANCORP, INC.

Registration Statement on Form S-1 (SEC File No. 333-180906)

Dear Mr. Clampitt:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of LNB BANCORP, INC. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 9:00 a.m., Eastern Time, on June 13, 2012 or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated June 11, 2012 (the “Preliminary Prospectus”):

No. of Copies
Institutions	850
Others	100
Total	950

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

                               INCORPORATED

SANDLER O’NEILL & PARTNERS, L.P.

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH

                                        INCORPORATED

By:	/s/ William Hobbs
Name: William D. Hobbs Title: Authorized Signatory

By:	SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/ Jennifer Docherty
Name: Jennifer A. Docherty
Title: Authorized Signatory

For themselves and as Representatives of the other Underwriters